UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from            to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION

SAVINGS AND STOCK INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION
2941 Fairview Park Drive
Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

INDEX OF FINANCIAL STATEMENTS AND EXHIBIT

(a) FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	3
Notes to Financial Statements	4-10

(b) SIGNATURE

(c) EXHIBIT

     Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the General Dynamics Corporation
Savings and Stock Investment Plan and
Participants:

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with United States generally accepted accounting principles.

/s/ KPMG LLP
McLean, VA
June 4, 2004

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments in Master Trust at fair value (note 4)	$2,498,723,032	1,931,853,959
Investments in Master Trust at contract value (notes 4 and 7)	1,332,354,053	1,261,207,053
Participant loans	58,081,176	47,626,668
Contributions receivable - employee	128,950	2,527,001
Contributions receivable - employer	3,207,383	4,548,695

Total assets	3,892,494,594	3,247,763,376

Liabilities:
Accrued administrative expenses	—	361,823

Net assets available for benefits	$3,892,494,594	3,247,401,553

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions to net assets attributed to:
Participation in income of master trust (note 4)	$497,255,952
Transfers in from other plans	106,623,573
Contributions:
Participant	168,525,133
Employer	77,085,159

245,610,292

Total additions	849,489,817

Deductions from net assets attributed to:
Transfers out to other plans	4,367,506
Benefits paid to participants	194,770,540
Administrative expenses	5,258,730

Total deductions	204,396,776

Net increase	645,093,041
Net assets available for benefits:
Beginning of year	3,247,401,553

End of year	$3,892,494,594

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Plan Description

The following description of the General Dynamics Corporation Savings and Stock Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering eligible salaried employees of General Dynamics Corporation (the Company). The Plan is one of two plans that make up the General Dynamics Savings and Stock Investment Plan Master Trust (Master Trust). The Plan document was restated effective January 1, 2001, to comply with legislative changes and has been amended several times thereafter. Substantially all salaried employees of the Company are eligible to participate immediately upon hire except those not included as eligible by a collective bargaining agreement. The Company is the Plan sponsor and the Plan administrator. In March of 2003, the NASSCO Salary Deferral 401(k) Plan and the NASSCO Supplemental Savings and Retirement Plan (the NASSCO Plans) merged into the Plan. In August of 2003, the General Dynamics Advanced Technology Products 401(k) Plan (ATP Plan) merged into the Plan. Total assets transferred in during 2003 from these plans were $106,623,573.

(b)	Plan Administration

During 2003, The Northern Trust Company (TNT) and Boston Safe Deposit and Trust Company (Boston) held the Plan’s assets. In addition, Hewitt Associates, LLC (Hewitt), Northern Trust Retirement Consulting, LLC (NTRC) and Mellon Employee Benefit Solutions, Inc. (Mellon) were the Plan’s recordkeepers. In February of 2003, CitiStreet, LLC became an additional recordkeeper for the assets that were transferred to TNT in relation to the NASSCO merger. Effective November 1, 2003, the General Dynamics Ordnance and Tactical Systems, Inc. Retirement Investment Management Experience Plan’s (OTS Plan) assets held by Boston were transferred to TNT and the recordkeeping was transferred to Hewitt. As part of this transfer, the hourly employees of the OTS Plan were segregated and the Plan transferred assets in the amount of $4,367,506 to the General Dynamics Hourly Employees Savings and Stock Investment Plan (Hourly Plan), as those participants had previously been included as part of the Plan.

(c)	Contributions

Participants’ contribution percentages vary based on the business unit with whom the participant is employed. Contribution percentages range from 1 to 50 percent on a pre-tax basis. Please refer to the Plan document for a more complete description of the allowable contribution percentages.

Most company matching contributions to the Plan are invested in Company common stock, however, at certain locations the Company match follows the participant’s election. The match amount varies based on the business unit with whom the participant is employed. At most business units participants that are eligible for the Company matching contribution and invest 100 percent in the General Dynamics Stock Fund receive a 100 percent Company matching contribution in the General Dynamics Stock Fund, up to defined contribution limits. Participants that are eligible for the Company matching contribution but invest less than 100 percent in the General Dynamics Stock

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Fund receive a 50 percent Company matching contribution in the General Dynamics Stock Fund, up to defined contribution limits.

(d)	Participant Accounts

Each participant shall direct his or her contributions to be invested in 1 percent increments in various funds. Changes to investment elections can be made according to rules set by the Plan administrator. Each participant’s account is credited with allocations of (a) his or her pre-tax contributions, (b) the Company’s contributions and (c) the earnings on all contributions. The benefit to which a participant is entitled is based on the vested balance of his or her account.

(e)	Vesting

Participants are eligible to participate in the Plan upon hire, and their contributions are always 100 percent vested. Vesting in the Company’s contribution portion of participants’ accounts is based on years of continuous service. Although the time required for vesting varies based on the business unit with whom the participant is employed, a participant will be 100 percent vested after having no more than three years of continuous service. Generally, for participants from many of the Company’s business units, contributions invested in the General Dynamics Stock Fund must be maintained in that fund for five years before becoming eligible for transfer to any other fund. Therefore, a portion of the balance in the General Dynamics Stock Fund represents nonparticipant-directed investments due to the match. With the exception of the General Dynamics Stock Fund, all investment funds are completely participant-directed.

(f)	Participant Loans

The Plan permits active participants and employed inactive participants to borrow up to 50 percent of the vested amount in their accounts (as limited by the Plan and the Internal Revenue Service) and to repay the loan by regular payroll deductions over a period of up to five years. Loans are issued at the prime rate of interest. The Plan also offers primary residence loans (up to twenty years). The loans are secured by the balance in the participants’ account and bear interest at rates that range from 4 percent to 11 percent.

(g)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan or (c) receive annual installments over a specified period. Participants may also receive hardship withdrawals in a lump-sum payment. Active participants are eligible to receive in-service, hardship, or age 59 1/2 withdrawals.

(h)	Forfeited Accounts

Total forfeited nonvested accounts during 2003 and 2002 totaled $704,500 and $544,174, respectively. These amounts were used to reduce employer contributions.

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(i)	Administrative Expenses

The Master Trust primarily pays administrative expenses, although employees of the Company perform certain administrative functions that are not reimbursed by the Master Trust. Although the Company reimbursed no costs in 2003, the Plan document provides that the Company may reimburse these costs. Total administrative expenses of the Master Trust for the year ended December 31, 2003, were $6,297,880. Administrative expenses are allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value using the quoted market price of the underlying assets except for its fully benefit-responsive investment contracts with insurance companies, which are valued at contract value (see note 7). Loans are carried at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on August 19, 2003, indicating that the Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code (IRC). The trust formed thereunder is exempt from federal income tax under Section 501(a). Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(4)	Investments

The Plan’s investments are held by the Master Trust, which was established for the investment of assets of the Plan and the Hourly Plan (the Plans). Each of the Plans has an undivided interest in the Master Trust.

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 83.5 percent and 83.8 percent, respectively. Net assets and net participation in the income of the Master Trust are allocated to the Plans according to their percentage interest in the Master Trust.

The following table presents the reported value of investments for the Master Trust as of December 31, 2003 and 2002:

	2003	2002
Guaranteed investment contracts	$1,597,942,020	1,508,932,776
General Dynamics Corporation common stock	1,520,875,502	1,229,038,124
Investments in registered investment companies	1,181,602,939	796,398,964
Investments in corporate bonds	276,437,816	262,216,969
Participant loans	80,111,685	63,802,097
Cash and cash equivalents	2,353,991	5,575,593

Total	$4,659,323,953	3,865,964,523

The interests of each of the Plans participating in the Master Trust net assets available for benefits at December 31, 2003 and 2002, were as follows:

	2003	2002
General Dynamics Corporation Savings and Stock Investment Plan	$3,892,494,594	3,247,401,553
General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan	770,165,692	626,107,453

Total	$4,662,660,286	3,873,509,006

Investment income (loss) for the Master Trust for the year ended December 31, 2003, is as follows:

Appreciation of investments in registered investment companies	$264,278,786
Appreciation of General Dynamics Corporation common stock	207,780,131
Interest	101,827,279
Dividends	20,550,634
Depreciation of investments in corporate bonds	(1,713,415)
Appreciation of guaranteed investment contracts	20,489

$592,743,904

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The interests of each of the Plans participating in the investment income in the Master Trust for the year ended December 31, 2003, were as follows:

General Dynamics Corporation Savings and Stock Investment Plan	$497,255,952
General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan	95,487,952

Total	$592,743,904

The investments of the Master Trust that represent 5 percent or more of the Plan’s net assets each year, were as follows:

	2003	2002
General Dynamics Corporation common stock	$1,520,875,502	1,229,038,124
GIC Met Life 25154	775,386,588	753,621,127
GIC Met Life 25155	781,812,607	738,956,267
MFB NTGI - QM COLTV DAILY S&P 500 EQTY	964,192,670	—
MFO ST ST S&P FD Non-lending Series A	—	592,616,549

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)	Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The following is a reconciliation of net assets available for benefits as reported in the financial statements at December 31, 2003 and 2002, to Form 5500:

	2003	2002
Net assets available for benefits as reported in the financial statements	$3,892,494,594	3,247,401,553
Amount allocated to withdrawing participants	(487,352)	(3,551,990)

Net assets available for benefits as reported in the Form 5500	$3,892,007,242	3,243,849,563

The following is a reconciliation of benefits paid to participants as reported in the financial statements for the year ended December 31, 2003, to Form 5500:

Benefits paid to participants as reported in the financial statements	$194,770,540
Add: Amounts allocated to withdrawing participants at December 31, 2003	487,352
Less: Amounts allocated to withdrawing participants at December 31, 2002	(3,551,990)

Benefits paid to participants as reported in the Form 5500	$191,705,902

(7)	Investment Contracts with Insurance Companies

Most investments held by the Master Trust are recorded at quoted market value as stated on public exchanges as of December 31, 2003 and 2002. The Company values the guaranteed investment contracts (GICs) in the Fixed Income Fund and Long Beach Prudential Fund in accordance with AICPA Statement of Position No. 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. As of December 31, 2003 and 2002, the GICs included in the Master Trust are reported at contract value because they have been determined to be fully benefit responsive (i.e., participants may direct the withdrawal or transfer of all or a portion of their investment at contract value). There are no reserves against contract value for credit risk of the contract issuers or otherwise. The contract value of the GICs at December 31, 2003, was $1,597,942,020 and $1,508,932,776, respectively, as compared to the fair value of $1,669,986,374 and $1,626,354,393, respectively. The average yield and crediting interest rates ranged from 5.45 percent to 12.3 percent for 2003 and 6.0 percent to 12.3 percent for 2002.

(8)	Derivative Financial Instruments

To reduce interest rate risk, the Master Trust has entered into U.S. Treasury and Agency Bond futures contracts. These futures contracts serve to match the price sensitivity and duration of the Master Trust assets with the duration of various obligations of the Master Trust. A futures contract is a contract to purchase U.S. Treasury or Agency Bonds, Notes or Bills at a fixed price on a set date in the future, generally during the next three to six months. The Master Trust pays or receives cash daily for changes in

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

market price of these instruments, with gains or losses reflected in investment income. The total fair value of derivatives at December 31, 2003 and 2002, was $(68,707,734) and $22,985,359, respectively, and is included in corporate bonds.

(9)	Non Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments of the Plan as of December 31, 2003 and 2002, and for the year ended December 31, 2003, is as follows:

	2003	2002
General Dynamics Corporation common stock	$1,271,185,815	1,040,774,476

Change in net assets:
Participation in income of the Master Trust	$209,642,700
Participants’ contributions	66,345,819
Employer’s contributions	50,244,450
Distributions to participants	(46,262,535)
Interfund transfers	(48,679,017)
Transfers out to other plans	(880,078)

Net increase	$230,411,339

(10)	Related Party Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the common stock of the Company. The Master Trust held 16,654,178 and 15,179,221 shares of the Company’s common stock as of December 31, 2003 and 2002, respectively. Dividends in the Master Trust on the Company’s common stock were $20,550,634 for the year ended December 31, 2003.

(11)	Subsequent Events

Effective March 31, 2004, the Creative Technology, Inc. 401(k) Savings Plan merged into the Plan and all assets related to this plan were transferred to TNT.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION As Plan Administrator of the General Dynamics Corporation Savings and Stock Investment Plan

By	/s/ JOHN W. SCHWARTZ

John W. Schwartz
Vice President and Controller

Dated: June 28, 2004